UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2026

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ____________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable.

PART I — REGISTRANT INFORMATION

IP Strategy Holdings, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

9668 Bujacich Road
Address of Principal Executive Office (Street and Number)

Gig Harbor, Washington 98332
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

IP Strategy Holdings, Inc. (the “Registrant”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2026 (the “Form 10-Q”). The compilation, dissemination, and review of the information required to be presented in the Form 10-Q for the relevant period, including, without limitation, the financial statements to be included therein, has imposed time constraints that have rendered timely filing of the Form 10-Q impracticable without undue hardship and expense to the Registrant. The Registrant undertakes the responsibility to file, and anticipates that it will file, the Form 10-Q no later than five days after its original prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Justin Stiefel, Chief Executive Officer	(253)	509-0008
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

The Registrant expects to report net revenues of approximately $2.2 to $2.6 million for the six months ended June 30, 2026, compared to approximately $2.4 million for the six months ended June 30, 2025, a change of approximately $(0.2) to $0.2 million, or (8.3)% to 8.3%, year over year. The change in net revenues is primarily attributable to approximately: $1.8 to $2.2 million in new revenue for six months ended June 30, 2026 tied to the Registrant’s $IP token validator service that was launched on September 18, 2025 and premiums earned under its covered call program that started in January 2026, offset by a decrease of approximately $1.8 to $2.2 million in sprits business revenues. The Registrant expects to report net revenues of approximately $0.5 to $0.39 million for the three months ended June 30, 2026, compared to approximately $1.3 million for the three months ended June 30, 2025, a decrease of approximately $0.5 to $0.9 million, or 30.8% to 61.5%, year over year. The decrease in net revenues is primarily attributable to approximately: $0.5 to $0.7 million in new revenue for three months ended June 30, 2026 tied to the Registrant’s $IP token validator service that was launched on September 18, 2025 and premiums earned under its covered call program that started in January 2026, offset by a decrease of approximately $0.9 to $1.3 million in sprits business revenues.

The Registrant expects to report net loss (after tax) of approximately $79.6 to $85.6 million for the six months ended June 30, 2026, compared to a net loss of approximately $10.3 million for the six months ended June 30, 2025. A portion of the anticipated net loss is expected to be attributable to an approximate $64 to $68 million decrease in the fair value of the Registrant’s intangible digital assets based on the $DATA token’s closing price as of June 30, 2026 and an approximately $9.7 to 11.7 million realized loss on sale of intangible digital assets. The Registrant expects to report net loss (after tax) of approximately $13.8 to $17.8 million for the quarter ended June 30, 2026, compared to a net loss of approximately $7.3 million for the quarter ended June 30, 2025. A portion of the anticipated net loss is expected to be attributable to an approximate $2.9 to $4.9 million decrease in the fair value of the Registrant’s intangible digital assets based on the $DATA token’s closing price as of June 30, 2026 and an approximately $7.4 to $9.4 million realized loss on sale of intangible digital assets.

The foregoing financial information is preliminary, unaudited, and subject to the completion of the Registrant’s financial closing procedures and audit.

IP Strategy Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 17, 2026	By:	/s/ Justin Stiefel
Justin Stiefel
Chief Executive Officer
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